THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE AUSTRALIAN SECURITIES EXCHANGE (“ASX”) FOR RELEASE ON THE ASX PLATFORM AS THE ASX HAS EXPRESSED CONCERN TO MBT IN RELATION TO THE PROPOSED TRANSACTION AND THE SUITABILITY OF THE COMPANY TO BE LISTED ON THE ASX POST-COMPLETION OF THE TRANSACTION

THE ASX THEREFORE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ANNOUNCEMENT

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As announced on 9 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirement, upon the completion of the merger it is anticipated that the company's securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX. Please refer to the announcement released on 9 April 2018 which gives further details on the acquisition of Playup Limited by Mission NewEnergy Ltd.

PlayUp has made public the following announcement of a material development:

PlayUp Sponsors South Sydney Rabbitohs in NRL First

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Access to Club’s supporters and wider NRL fan base offers significant marketing exposure
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Members of Rabbitohs corporate family represents strong investment opportunity
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First ever ‘cryptocurrency’ sponsorship for an Australian Professional Sports team

27 April 2018 – PlayUp Limited (PlayUp) is pleased to announce its first major sporting partnership in Australia, coming on board as the Official Wagering Sponsor of the high profile South Sydney Rabbitohs NRL club for the 2018 and 2019 seasons.

Under the agreement, PlayUp will promote its PlayUp.com global daily fantasy sports website to the huge Rabbitohs Member and Supporter base, who will be encouraged to test their sporting knowledge against global competition in free challenges on the platform.

PlayUp will additionally promote the PlayChip Utility Token - a crypto-asset built on the Ethereum blockchain, specifically designed for use as a universal payment and rewards currency for gaming and wagering platforms globally. PlayUp will be the world’s first wagering platform to use the PlayChip. This sponsorship integration represents the first time a ‘cryptocurrency’ has become involved in a major Australian professional sport.

Rabbitohs players ran out on field against the Brisbane Broncos on Thursday evening with the PlayUp.com and PlayChip logos on their uniforms.

The partnership has also kicked some early goals through introductions and investment by the Rabbitohs corporate family.

Rabbitohs CEO, Blake Solly, said: “In 2018 we have sought to bring new and innovative partners to the Club and PlayUp perfectly represents this. Our Members and supporters will benefit from opportunities to use the platform, pick their favourite Rabbitohs players in free daily sports fantasy tournaments and have chances to win some of the huge prizes on offer at Rabbitohs home games.”

Quote from Daniel: “NRL is an increasingly popular sport on our PlayUp.com platform as our Australian and New Zealand user base grows. Through this significant sponsorship we now have access to one of Australia’s most loyal supporter and membership groups, while gaining exposure throughout the wider NRL fan base. We’re extremely pleased to be working with the Rabbitohs and look forward to a successful and mutually fruitful partnership.”

PlayUp Limited Background:
PlayUp Limited is a technology developer as well as a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform. PlayUp Limited operates PlayUp.com, ClassicBet and DraftStars within its gaming and wagering ecosystem. PlayUp Limited will deliver the world’s first fully-integrated, blockchain enabled global fantasy sports, online sports betting and gaming ecosystem.

PlayUp.com currently has more than 400,000 registered users and is represented by global sporting icons such as Brett Lee, who has amassed a social network of over 4 million sports fans. PlayUp.com offers Daily fantasy challenges which are free to play and easy to enter. Users simply create their fantasy team by selecting a line-up of real world players and the platform operates in real-time. As users move up the leader board they can win PlayChips and purchase prizes from the PlayUp.com Store. PlayUp.com offers daily fantasy challenges across the worlds biggest leagues from Cricket, Football, Basketball, Kabadddi, Rugby League, Ice Hockey, Basketball, Australian Football, American Football with plenty more on the way.

PlayUp Limited currently employs 27 fulltime employees with offices in Sydney (HQ), Melbourne, Darwin and Hong Kong. PlayUp Interactive Pty Ltd, a wholly owned subsidiary of PlayUp Limited, is a licensed gambling operator in Australia.

The PlayChip Utility Token
Developed in Australia, the PlayChip Utility Token is a crypto-asset built on the Ethereum blockchain, and is set become a universal payment and rewards currency for gaming and wagering.

PlayUp.com will be the world’s first wagering platform to use the PlayChip and it will form the foundation to facilitate the decentralisation of the wider PlayUp ecosystem and gaming platforms, allowing sports fans to connect, compete and collect, irrespective of their location. DraftStars, ClassicBet, TopBetta and MadBookie will also shortly incorporate the PlayChip within their payments and rewards systems.

* As announced on 09 April 2018, PlayUp has agreed to merge with Mission NewEnergy Limited (ASX:MBT, OTCMKTS:MNELF), subject to the approval of the ASX and NASDAQ and regulatory approval requirements. Upon the completion of the merger it is anticipated that the company’s securities will seek to re-comply with both ASX and NASDAQ listing rules resulting in the trading of shares on the NASDAQ stock exchange and the ASX.

- Announcement Ends –

For editorial enquiries for PlayUp please contact
Michael Henderson
DEC PR
Phone +61 413 054 738
m.henderson@decpr.com.au

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton
Phone: +61 8 6313 3975
Email: james@missionnewenergy.com